

January 8, 2014

Via E-mail
Curtis S. Shaw
Executive Vice President, General Counsel and Corporate Secretary
Trinseo Materials Operating S.C.A.
Trinseo Materials Finance, Inc.
1000 Chesterbrook Boulevard, Suite 300
Berwyn, PA 19312

> **Re:** **Trinseo Materials Operating S.C.A**
> **Trinseo Materials Finance, Inc.**
> **Amendment No. 3 and Amendment No. 4 to Registration Statement**
> **on Form S-4**
> **Filed December 24, 2013 and December 26, 2013**
> **File No. 333-191460**

Dear Mr. Shaw:

We have reviewed the last two amendments to the registration statement and have the following comments.

Note Q – Supplemental Guarantor Condensed Consolidating Financial Statements, page F-20

1. We have reviewed your response to comment six in our letter dated December 20, 2013. Please reconcile between the 2013 $139.267 million Guarantor intercompany investing cash flow amount and the $52.587 million 2013 increase in Guarantor ST and LT intercompany receivables. In this regard, if the Guarantors made intercompany loans that exceeded their intercompany loan collections by $139.267 million, then it is not clear why the Guarantor intercompany receivables balance increased by only $52.587 million instead of by an amount approximating $139.267million. Any similar disparities in 2011 and 2012 should also be addressed.

2. In addition, please reconcile between the 2013 $28.070 million Non-Guarantor intercompany financing cash flow amount and the $128.270 million 2013 increase in Non-Guarantor intercompany ST and LT payables. In this regard, if the Non-Guarantors received intercompany loans that exceeded their intercompany loan repayments by $28.070 million, then it is not clear why the Non-Guarantor intercompany payables balance increased by $128.270 million instead of by an amount approximating $28.070 million. Any similar disparities in 2011 and 2012 should also be addressed.

3. We note that the Parent Guarantor incurred SG&A expenses of $8.3 million in 2013. Please clarify whether this amount was paid in cash. It is apparently not an intercompany

item since there is no eliminating entry in the adjustments column. If the Parent paid this expense in cash it should cause their 2013 operating C/F to approximate negative $8 million but instead they show only negative $44,000. If it was not paid in cash then presumably accounts payable would increase but this did not occur and intercompany payables only increased by $67,000, not $8 million. The Parent's only other apparent source of cash would be dividends paid to them by the subsidiaries but the cash flow statement does not show a line item for dividends paid. The Parent has no depreciable/amortizable assets so it appears the $8m is not comprised of non-cash expenses. Please clarify, and also address any similar disparities in 2011 and 2012.

4.   Please explain how the Parent Guarantor's investments in subsidiaries increased from $291.8 million to $315.3 million during 2013. The $24.480 million equity in subsidiary losses would presumably cause the asset account to decrease, not increase. Further, no capital contributions are reflected in the Parent's 2013 Statements of Cash Flows. Please also address any similar disparity in 2012.

5.   Note that any material non-cash transactions, such as those described in your response, must be separately disclosed with the condensed consolidating Statements of Cash Flows. See ASC 230-10-50-3 and Article 10-01(a)(5) of Regulation S-X.

6.   Please note that intercompany investing activities and intercompany long-term financing activities are required to be presented gross, not net. In addition, any dividends paid to affiliates should be separately presented as financing activities. See ASC 230-10-45.

Exhibit 5.12 – Opinion of Wong Partnership LLP

7.   We note that counsel has revised its opinion in response to comment seven in our letter dated December 20, 2013. However, as revised the opinion is limited to the "addressees named" in the opinion. We note that the opinion is addressed to the two note issuers only, and the term "addressees" is not otherwise defined. As such, the opinion continues to include an undue limitation on reliance as to a person. As indicated in Section II.B.3.d of Staff Legal Bulletin No.19 (CF) dated October 14, 2011, purchasers of securities in an offering are entitled to rely on the legal opinion. Please have counsel revise its opinion accordingly.

Curtis S. Shaw
Trinseo Materials Operating S.C.A.
Trinseo Materials Finance, Inc.
January 8, 2014
Page 3

You may contact Jeff Gordon, Staff Accountant at (202) 551-3424 or, in his absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Ronald Francis, Esq.